

Paul Black, CPA
Founder & Owner

REVIEWED FI NANCIAL STATEMENTS

My-Nyoobe, Inc.
Year Ended December 31, 2019
With Independent Accountant's Review Report

4776 Hodges Blvd. Unit 203   Telephone: 904-517-5403   www.blackcpajax.com
Jacksonville, FL 32224   Fax: 904-517-5415   paul@blackcpajax.com

My-Nyoobe, Inc.
Financial Statements

Year Ended December 31, 2019
updated to May 29, 2020

Contents

Independent Accountant's Review Report

The Board of Directors
My-Nyoobe, Inc.
Jacksonville, Fl

I have reviewed the accompanying financial statements of My-Nyoobe, Inc., which comprises of the balance sheet as of May 29, 2020, and the related statements of income, changes in Stockholders' equity, and cash flows from January, 1 2018 to May 29, 2020 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Black CPA & Associates
June 18, 2020

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My- Nyoobe, Inc
Balance Sheet
As of May 29, 2020

	12/31/2018	12/31/2019	5/29/2020
ASSETS			
Current Assets			
Bank Accounts			
Checking	-18,784	13,519	10,252
Total Bank Accounts	**-18,784**	**13,519**	**10,252**
Other Current Assets			
Uncategorized Asset		0	0
Total Other Current Assets		**0**	**0**
Total Current Assets	**-18,784**	**13,519**	**10,252**
Fixed Assets			
Intangible Assets	191,319	233,876	233,876
Other fixed assets		113,000	113,000
Total Fixed Assets	**191,319**	**346,876**	**346,876**
TOTAL ASSETS	**172,535**	**360,394**	**357,128**
LIABILITIES AND EQUITY			
Total Liabilities			
Equity			
Class A Common Stock, par value $0.0001 (note 3) Authorized shares, 1,000,000 Issued and outstanding shares, 1,000,000	636,524	655,904	655,904
Common Stock	328,060	501,824	501,824
Owner's Investment	400	57,000	59,100
Personal Expense	-63,699	-79,499	-80,199
Retained Earnings	-22,500	-92,226	-118,930
Net Income	-69,726	-26,704	-4,667
Total Equity	**172,535**	**360,394**	**357,128**
TOTAL LIABILITIES AND EQUITY	**172,535**	**360,394**	**357,128**

See Independent Accountant's Review Report.

My- Nyoobe, Inc
Profit and Loss
January 1, 2018 - May 29, 2020

	12/31/2018	12/31/2019	5/29/2020
Income			
Total Income			
Gross Profit	$ 0.00	$ 0.00	$ 0.00
Expenses			
Advertising & Marketing	45,104.26	18,547.76	2,905.34
Bank Charges & Fees	220.76	468.86	28.76
Car & Truck	1,686.03	1,120.49	337.71
Insurance	271.75		
Job Supplies	1,607.02	474.04	1.52
Legal & Professional Services	2,000.50	322.00	250.00
Meals & Entertainment	3,785.87	1,318.40	252.97
Office Supplies & Software	2,926.38	2,502.05	167.67
Taxes & Licenses	623.00	252.72	199.20
Travel	11,108.85	305.66	70.15
Utilities	391.69	1,392.15	453.48
Total Expenses	$ 69,726.11	$ 26,704.13	$ 4,666.80
Net Operating Income	-$ 69,726.11	-$ 26,704.13	-$ 4,666.80
Net Income	-$ 69,726.11	-$ 26,704.13	-$ 4,666.80

See Independent Accountant's Review Report.

My-Nyoobe, Inc.
Statement of Changes in Stockholders' Deficit

	Common Stock, $.0001 par value	Paid-in Capital	Additional Paid-in Capital	Retained Deficit	Total Stockholders' Equity
Balance at December 31, 2019	**655,904**	**-22,499**	**501,824**	**-92,226**	**360,394**
Common stock issued				-	
Paid-in capital	-	1,400		-	
Additional Paid-in Capital			-26,704		
Net Loss	-			-4,667	
Balance at May 28, 2020	**655,904**	**-21,099**	**475,119**	**-96,893**	**357,128**

See Independent Accountant's Review Report.

My- Nyoobe, Inc
Statement of Cash Flows
January 1, 2018 - May 29, 2020

	12/31/2018	12/31/2019	5/29/2020
OPERATING ACTIVITIES			
Net Income	-69,726	-26,704	-4,667
Adjustments to reconcile Net Income to Net Cash provided by operations:	0	0	0
Net cash provided by operating activities	**-69,726**	**-26,704**	**-4,667**
INVESTING ACTIVITIES			
Intangible Assets	-116,319	-42,557	
Other fixed assets		-113,000	
Net cash provided by investing activities	**-116,319**	**-155,557**	**0**
FINANCING ACTIVITIES			
Common Stock	203,060	173,764	
Owner's Investment	400	56,600	2,100
Personal Expense	-63,699	-15,800	-700
Net cash provided by financing activities	**139,761**	**214,564**	**1,400**
Net cash increase for period	**-46,284**	**32,303**	**-3,267**
Cash at beginning of period	27,500	-18,784	13,519
Cash at end of period	**-18,784**	**13,519**	**10,252**

See Independent Accountant's Review Report

Notes to Financial Statements
May 29, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

My-Nyoobe, Inc., a development stage entity, was formed on August 20, 2017 ("Inception") in the State of Delaware. The financial statements of My-Nyoobe, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Jacksonville, Florida.

Nyoobe is revolutionizing referral marketing with a platform for any product or service referred by any person anywhere in the world. Nyoobe benefits from a large global market, multiple network effects and a viral distribution model.

Nyoobe's innovative structure is the best financial solution to support businesses, the gig economy, influence and affiliate marketers and freelancers. Businesses use Nyoobe to advertise without up-front fees. Crisis affected people use Nyoobe to earn cash for referring any product or service, anywhere in the world.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: all the risks inherent in a new business, unfavorable publicity, infringement claims, unable to introduce new solutions or products on schedule, or consumer perception of their products or any similar products distributed by other companies could have a material adverse effect on their business and financial condition.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

Any assets less than thousand dollars are expensed. In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

2. App development

The company has issued 535,500 shares to the founding shareholders for the rights of the app and the related patent and trademark of the app.

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

4. Income Taxes

The Company is taxed as a Corporation. The Company files income tax returns in the U.S federal jurisdiction and Delaware state jurisdiction.

5. Commitments and Contingencies

As of the date of issuance of financials March 7, 2020, the company has no commitments or contingencies.

6. Subsequent Events

Management has evaluated subsequent events through March 7, 2020, the date on which the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.

See Independent Accountant's Review Report.